INTELLICELL BIOSCIENCES, INC.

460 Park Avenue, 17th Floor, New York, New York, 10022

(212) 249-3050

Attention: Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Tel: (202) 551-3715

RE:  Intellicell Biosciences, Inc.

Preliminary Proxy Statement on Schedule 14C

Filed December 23, 2014

File No. 000-54729

Dear Mr. Riedler:

We are providing the Company’s responses to the U.S. Securities and Exchange Commission (the “Commission”) comment letter dated December 31, 2014 regarding the Company’s Preliminary Proxy Statement on Schedule 14C filed on December 23, 2014 (the “Current Report”). The Company’s responses to the Commission’s letter, provided below, are in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

COMMENT 1:	Please supplementally advise us that you will deliver and disclose in your proxy statement that you have delivered a copy of each document incorporated by reference along with this information statement. Please refer to Item 13(b)(2) of Schedule 14A.

RESPONSE:	In response to the Commission’s comment, we advise the Commission that we will deliver and shall disclose in our amended proxy statement (the “Revised Schedule 14C”) that we are delivering a copy of each document incorporated by reference along with the information statement.
The Company proposes to revise the proxy statement to limit the documents incorporated by reference to the Company’s (a) amended Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and (b) Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2014.
Set forth on Exhibit A attached hereto are the Company’s proposed changes to the entire section entitled “Additional Information” in the Revised Schedule 14C. The section has been reproduced with a comparison showing text which we propose shall be omitted and added. All other sections in the proxy would remain unchanged.

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

January 7, 2015

COMMENT 2:	Please remove the paragraph on page 8 beginning with the sentence "[y]ou may request a copy of these filings, at no cost, by writing Intellicell Biosciences, Inc. at 460 Park Avenue, 17th Floor, New York, NY 10022 or telephoning the Company at (646) 576- 8700."

RESPONSE:	The Company will remove the referenced paragraph in the Commission’s comment above in the Revised Schedule 14C, as reflected in Exhibit A attached hereto, in response to the Commission’s comment.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this response satisfactorily responds to your request. Should you require further information, please contact Matthew Ogurick, Esq. of K&L Gates LLP at (305) 539-3352.

Sincerely,

/s/ Steven Victor
Steven Victor
Chief Executive Officer

cc:                       Matthew Ogurick, Esq., K&L Gates LLP

2

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

January 7, 2015

EXHIBIT A

ADDITIONAL INFORMATION

We are subject to the disclosure requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, file reports, information statements and other information, including annual and quarterly reports on Form 10-K and Form 10-Q, respectively, with the Securities and Exchange Commission (the “SEC”). Reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material can also be obtained upon written request addressed to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the SEC maintains a web site on the Internet (http://www.sec.gov) that contains reports, information statements and other information regarding issuers that file electronically with the SEC through the Electronic Data Gathering, Analysis and Retrieval System.

The following documents, as filed with the SEC by the Company, are incorporated herein by reference:

(1)	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 ~~(as originally filed on May 12, 2014 and~~, as amended ~~and~~(as filed with the SEC on October 9, 2014); and

(2)

The Company’s Quarterly ~~Reports~~Report on Form 10-Q for the reporting ~~periods~~period ended ~~March 31, 2014 (as filed on June 18, 2014 and as amended and filed on October 9, 2014), June 30, 2014 (as filed on October 10, 2014) and~~ September 30, 2014 (as filed with the SEC on November 19, 2014)~~; and~~.

~~(3)~~

~~Current Reports on Form 8-K, as filed on January 10, 2014, January 21, 2014, January 27, 2014, January 31, 2014, March 10, 2014, March 12, 2014, March 12, 2014, March 28, 2014, June 25, 2014, July 15, 2014, August 8, 2014, September 4, 2014, September 9, 2014, October 20, 2014, October 21, 2014 and October 28, 2014.~~

We will mail copies of each of the above referenced documents, together with the Notice of Stockholder Action by Written Consent to the Stockholders on or about January 8, 2015.

~~You may request a copy of these filings, at no cost, by writing Intellicell Biosciences, Inc. at 460 Park Avenue, 17th Floor, New York, NY 10022 or telephoning the Company at (646) 576-8700. Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this Information Statement (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to such previous statement. Any statement so modified or superseded will not be deemed a part of this Information Statement except as so modified or superseded.~~

3